China Xiangtai Food Co., Ltd.

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 21-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

December 21, 2018

Via E-Mail

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	China Xiangtai Food Co., Ltd.
Post-Effective Amendment No. 1 to Registration Statement on Form F-1 Submitted November 20, 2018 File No. 333-226990

Dear Sir/Madam:

We are in receipt of Staff’s comment on December 20, 2018 regarding the above referenced filing. As requested by the Staff, we have provided response to the question raised by the Staff. For your convenience, the summarized matter is listed below, followed by our response:

General

1.	We note your response to our prior comment 1 that you did not engage in any offer or sale of your securities between October 1, 2018 and the date of your December 12, 2018 response letter. However, we also note that you filed a free writing prospectus on October 30, 2018. Section 2(a)(3) of the Securities Act defines the term "offer" to include "every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value." Rule 405 of the Securities Act defines a free writing prospectus as "any written communication as defined in this section that constitutes an offer to sell or a solicitation of an offer to buy the securities related to a registered offering that is used after the registration statement in respect of the offering is filed." In light of this please explain to us why you believe that you did not engage in any offer of your securities between October 1, 2018 and the date of your December 12, 2018 response letter. Additionally we note that the free writing prospectus was filed on Edgar and thus publicly available and widely disseminated. In light of that provide us your analysis of your potential Section 5 liability and tell us what disclosure may be necessary related to contingent liability and rescission.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that the free writing prospectus was filed with the intention to use such material during our roadshows only after a post-effective amendment with the updated audited financial statements had been filed and declared effective by the Staff. Even after the free writing prospectus was filed, we did not solicit any offer to buy our securities nor have we executed any subscription agreement or received any investment payment in our escrow account. If the Staff deems the filing of the free writing prospectus an “offer”, because no subscription agreement has been entered into and investment payment has been made by anyone, we respectfully note for the Staff that there can be no damage resulted from any potential Section 5 liability. Therefore, we do not believe there would be any contingent liability and rescission rights.

We hope this response has addressed all of the Staff’s comment. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

China Xiangtai Food Co., Ltd.

By:	/s/ Zeshu Dai
Name:	Zeshu Dai
Title:	Chief Executive Officer